Exhibit 99.2

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL AND ELECTION FORM SHOULD BE READ CAREFULLY BEFORE COMPLETING THIS LETTER OF TRANSMITTAL AND ELECTION FORM.

YOU ARE STRONGLY URGED TO READ THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR, INCLUDING THE APPENDICES ATTACHED THERETO AND THE DOCUMENTS INCORPORATED THEREIN BY REFERENCE, BEFORE COMPLETING THIS LETTER OF TRANSMITTAL AND ELECTION FORM. AS PROVIDED IN THE CIRCULAR, IF YOU ARE AN ELIGIBLE HOLDER, YOU MAY MAKE AN ELECTION AS TO THE SHARE COMPONENT OF THE CONSIDERATION THAT YOU WILL BE ENTITLED TO RECEIVE UNDER THE ARRANGEMENT. IN ORDER FOR YOUR CONSIDERATION ELECTION TO BE EFFECTIVE, THIS LETTER OF TRANSMITTAL AND ELECTION FORM MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, COMPUTERSHARE INVESTOR SERVICES INC. (“DEPOSITARY”), PRIOR TO THE ELECTION DEADLINE. THE DEPOSITARY CAN ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL AND ELECTION FORM.

LETTER OF TRANSMITTAL AND ELECTION FORM

TO:	SCORE MEDIA AND GAMING INC. (“theScore”)
AND TO:	PENN NATIONAL GAMING, INC. (“Penn National”)
AND TO:	1317774 B.C. LTD. (“Exchangeco”)
AND TO:	COMPUTERSHARE INVESTOR SERVICES INC. (the “Depositary”)

This Letter of Transmittal and Election Form is for use by registered holders of Class A Subordinate Voting Shares of theScore (“Class A Shares”) and Special Voting Shares of theScore (“Special Voting Shares”, and together with Class A Shares, “Company Shares”) in connection with the proposed arrangement (the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) involving, among other things, the acquisition by Exchangeco, an indirect wholly-owned subsidiary of Penn National, of all of the issued and outstanding Company Shares, all as more fully described in the management information circular of theScore dated September 10, 2021 (the “Circular”) that accompanies this Letter of Transmittal and Election Form. Capitalized terms used but not defined in this Letter of Transmittal and Election Form have the respective meanings set out in the Circular.

This Letter of Transmittal and Election Form is for use by registered Company Shareholders only. If you are a non-registered Company Shareholder, meaning your Company Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee, you should contact that nominee for instructions and assistance in delivering your Company Shares and making an election. You should not complete this Letter of Transmittal and Election Form unless specifically instructed to do so by your nominee.

Company Shareholders should consult their professional advisors prior to making an election as to the form of Consideration they wish to receive under the Arrangement.

The Arrangement will result in Exchangeco acquiring all of the issued and outstanding Company Shares (other than those held by Penn National, Exchangeco and their respective Subsidiaries and Dissenting Holders) in exchange for, in respect of each Company Share:

(a)	US$17.00 in cash (less any applicable withholding taxes) and 0.2398 shares of Penn National common stock, US$0.01 par value (each, a “Penn Share”); and/or

(b)	for Eligible Holders who so elect, US$17.00 in cash (less any applicable withholding taxes) and 0.2398 exchangeable shares of Exchangeco (each, an “Exchangeable Share”, and together with Penn Shares, “Consideration Shares”).

Company Shareholders who are Eligible Holders may elect to receive some or all of the Consideration Shares to which they are entitled under the Arrangement in the form of Exchangeable Shares. A Company Shareholder who is an Eligible Holder and wishes to elect to receive any of the Consideration Shares to which such Company Shareholder is entitled under the Arrangement must indicate, in Box C of Step 3, the number of each class of Company Shares in exchange for which such Company Shareholder wishes to receive Exchangeable Shares.

In no event shall any Company Shareholder be entitled to a fractional Penn Share or Exchangeable Share pursuant to the Arrangement. Where the aggregate number of Penn Shares or Exchangeable Shares to be issued to a Company Shareholder as Consideration under the Arrangement would result in a fraction of a Penn Share or an Exchangeable Share being issuable, the number of Penn Shares or Exchangeable Shares, as the case may be, to be received by such Company Shareholder shall be rounded down to the nearest whole Penn Share or Exchangeable Share, as the case may be. In lieu of any such fractional Penn Share or Exchangeable Share, each Company Shareholder otherwise entitled to a fractional interest in a Penn Share or an Exchangeable Share will be entitled to receive a cash payment equal to such fractional interest multiplied by the Penn Share Reference Price, rounded to the nearest US$0.01. For the purposes of this Letter of Transmittal and Election Form, “Penn Share Reference Price” means the volume weighted averages of the trading price of the Penn Shares on the NASDAQ per day as displayed under the VWAP function on the “PENN US equity” Bloomberg page (or its equivalent successor if such page is not available) on each of the five (5) consecutive trading days commencing on the tenth (10th) trading day immediately before the Effective Date and ending on the sixth (6th) trading day immediately before the Effective Date (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events).

If a properly completed and executed Letter of Transmittal and Election Form in respect of any of your Company Shares, together with the certificate(s), if any, representing such Company Shares and all other required documentation, is not deposited with the Depositary prior to the Election Deadline or if the Depositary determines that your election was not properly made with respect to your Company Shares, you will be deemed to have made an election (a “Deemed Election”) to receive, in respect of each such Company Share, 0.2398 of a Penn Share and US$17.00 in cash (less any applicable withholding taxes).

If you are an Eligible Holder, to make a valid election as to the form of the share component of the Consideration you wish to receive under the Arrangement, this Letter of Transmittal and Election Form must be received by the Depositary prior to the Election Deadline, being 5:00 p.m. (Toronto time) on the date of the Meeting.

If you are an Eligible Holder that validly elects to receive the share component of the Consideration to which you are entitled under the Arrangement in the form of Exchangeable Shares, you may file a tax election pursuant to subsection 85(1) or subsection 85(2), as applicable, of the Income Tax Act (Canada) (and the corresponding provisions of any applicable provincial tax legislation) (as applicable, a “Joint Tax Election”) with Exchangeco in respect of your Company Shares deposited hereunder. A tax election package for Eligible Holders electing to make a Joint Tax Election may be obtained at Penn National’s website: https://pennnationalgaming.gcs-web.com/investor-overview. In the alternative, Eligible Holders electing to make a Joint Tax Election may indicate in Box C of Step 3 that such Eligible Holder wishes to receive a tax election package by mail, in which case a tax election package will be mailed to such Eligible Holder following the Election Deadline. The tax election package will provide instructions on how to make a Joint Tax Election with Exchangeco for Canadian income tax purposes in respect of the transfer of their Company Shares to Exchangeco pursuant to the Arrangement. Only Eligible Holders may elect to receive Exchangeable Shares as the share component of the Consideration and make a Joint Tax election with Exchangeco.

Completion of the Arrangement is subject to the satisfaction or waiver of certain conditions. No payment of any Consideration will be made prior to the Effective Time.

All elections and deposits made under this Letter are irrevocable except that all Letter of Transmittal and Election Forms will be automatically revoked if the Depositary is notified in writing by theScore, Penn National and Exchangeco that the Arrangement Agreement dated August 4, 2021 among theScore, Penn National and Exchangeco (the “Arrangement Agreement”) has been terminated.

The cash component of the Consideration payable (and any cash payable in lieu of fractional Penn Shares or Exchangeable Shares, as applicable) to Company Shareholders under the Arrangement will be denominated in U.S. dollars. However, a Company Shareholder may elect to receive such amounts in Canadian dollars by checking the appropriate box in this Letter of Transmittal and Election Form, in which case such Company Shareholder will have acknowledged and agreed that, in respect of the cash component of the Consideration (and any cash in lieu of fractional Penn Shares or Exchangeable Shares, as applicable), the exchange rate for one U.S. dollar expressed in Canadian dollars will be based on the exchange rate available to an affiliate of the Depositary that is acting as Exchangeco’s appointed foreign exchange agent at its typical banking institution on the date the funds are converted.

Company Shareholders electing to have the cash component of the Consideration (and any cash payable in lieu of fractional Penn Shares or Exchangeable Shares, as applicable) for their Company Shares paid in Canadian dollars will have further acknowledged and agreed that any change to the currency exchange rates of the Canadian dollar will be at the sole risk of the Company Shareholder. The foreign exchange agent may earn commercially reasonable spread between the exchange rate used to convert payment amounts and the rate used by any counterparty from which it may purchase any elected currency. If a Company Shareholder wishes to receive the cash component of the Consideration (and any cash payable in lieu of fractional Penn Shares or Exchangeable Shares, as applicable) payable in Canadian dollars, a Company Shareholder must complete Box B in Step 1. Otherwise, the cash component of the Consideration (and any cash payable in lieu of fractional Penn Shares or Exchangeable Shares, as applicable) will be paid in U.S. dollars.

GENERAL INFORMATION FOR ALL COMPANY SHAREHOLDERS

All registered Company Shareholders are required to complete Steps 1 and 2. Eligible Holders who wish to make an election to receive Exchangeable Shares must also complete Step 3. In addition, all Company Shareholders must complete Box A in Step 1 and should complete and submit either a Form W-9 or the appropriate Form W-8. See Instruction 11.

The undersigned acknowledges and understands that, in order to receive the Consideration the undersigned is entitled to receive under the Arrangement, this Letter of Transmittal and Election Form, duly completed and signed in accordance with the instructions set out below, together with all other required documentation, and the certificate(s), if any, representing the Company Shares must be deposited with the Depositary as set forth herein. Upon receipt and deposit of such materials, the Depositary will, following the completion of the Arrangement, send to the undersigned or hold for pick-up, in accordance with the instructions given below, written evidence of the book entry issuance of, or certificate(s) representing, the Penn Shares or Exchangeable Shares, as applicable, the undersigned is entitled to receive and a cheque representing the cash component of the Consideration (and any cash payable in lieu of fractional Penn Shares or Exchangeable Shares, as applicable) the undersigned is entitled to receive in exchange for the Company Shares deposited hereunder. Any Penn Shares or Exchangeable Shares, as applicable, issued as the share component of the Consideration for the Company Shares deposited hereunder will be issued in the name of the Company Shareholder as it appears in Step 1.

The undersigned Company Shareholder covenants, represents and warrants that: (i) such Company Shareholder is the registered owner of the Company Shares being deposited hereunder and has good title to such shares; (ii) the Company Shares being deposited hereunder are free and clear of all hypothecs, liens, charges, encumbrances, mortgages, security interests and adverse claims; (iii) such Company Shareholder has full power and authority to execute and deliver this Letter of Transmittal and Election Form and to deposit, sell, assign, transfer and deliver the Company Shares being deposited hereunder and, when the Consideration to which such Company Shareholder is entitled under the Arrangement is received, Exchangeco will acquire good title to such Company Shares free and clear of any hypothecs, liens, charges, encumbrances, mortgages and security interests and none of theScore, Penn National or Exchangeco or any successors thereto will be subject to any adverse claim in respect of such Company Shares; (iv) all information inserted into this Letter of Transmittal and Election Form by such Company Shareholder is accurate; (v) the Company Shares being deposited hereunder have not been sold, assigned or transferred nor has any agreement been entered into to sell, assign or transfer any such Company Shares to any person other than Exchangeco; (vi) such Company Shareholder will execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing Company Shares for the Consideration such Company Shareholder is entitled to receive; (vii) all authority conferred or agreed to be conferred by such Company Shareholder herein may be exercised during any subsequent legal incapacity of such Company Shareholder and shall survive the death, incapacity, bankruptcy or insolvency of such Company Shareholder and all obligations of such Company Shareholder herein shall be binding upon any heirs, personal representatives, successors and assigns of such Company Shareholder; (viii) such Company Shareholder will not transfer or permit to be transferred any of the deposited Company Shares; and (ix) none of Penn National, Exchangeco and theScore nor any of their directors, officers, advisors or representatives are responsible for the proper completion of this Letter of Transmittal and Election Form. The covenants, representations and warranties of the undersigned Company Shareholder herein contained shall survive the completion of the Arrangement.

The undersigned acknowledges and agrees that this Letter of Transmittal and Election Form is not, and shall not be construed as, a proxy granted for use at the Meeting and that this Letter of Transmittal and Election Form shall not serve to revoke any proxy for use at the Meeting previously conferred or agreed to be conferred by the undersigned (whether as agent, attorney-in-fact, attorney, proxy or otherwise) at any time with respect to the Company Shares deposited hereunder. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, except a proxy granted for use at the Meeting, has been or will be granted with respect to the Company Shares deposited hereunder. Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal and Election Form will survive the death or incapacity of the undersigned and any obligations of the undersigned hereunder are binding upon the heirs, legal representatives, successors and assigns of the undersigned.

Unless otherwise indicated in Step 4, 5 or 6, the undersigned instructs the Depositary to mail written evidence of the book entry issuance of, or certificate(s) representing, the Penn Shares or Exchangeable Shares, as applicable, and a cheque representing the cash component of the Consideration (and any cash payable in lieu of fractional Penn Shares or Exchangeable Shares, as applicable) the undersigned is entitled to receive in exchange for the Company Shares deposited hereunder to the undersigned at the address of the undersigned as shown on the register of Company Shareholders maintained by the transfer agent for the Company Shares.

If the Depositary does not receive this Letter of Transmittal and Election Form properly completed and duly executed, together with the certificate(s) representing the Company Shares deposited hereunder, if any, and all other required documentation, or the undersigned otherwise fails to comply with the requirements of the Plan of Arrangement before the Election Deadline, the undersigned will be deemed to have made a Deemed Election. As such, you will receive, in respect of each such Company Share, 0.2398 of a Penn Share and US$17.00 in cash (less any applicable withholding taxes).

All elections and deposits made under this Letter of Transmittal and Election Form are irrevocable and may not be withdrawn by a Company Shareholder except that all Letter of Transmittal and Election Forms will be automatically revoked if the Depositary is notified in writing by theScore, Penn National and Exchangeco that the Arrangement Agreement has been terminated. If the Arrangement is not completed for any reason, the certificate(s) representing the Company Shares deposited hereunder and all other ancillary documents will be returned to the undersigned by mail at the address of the undersigned as shown on the register of Company Shareholders maintained by the transfer agent for the Company Shares unless: (i) the undersigned completes Step 4, in which case Company Shares and other documents will be held by the Depositary for pick-up, or (ii) the undersigned completes Step 5, in which case such Company Shares and other documents will be mailed to the undersigned at the address specified in Step 5. The undersigned recognizes that none of theScore, Penn National, Exchangeco or the Depositary has any obligation or authority pursuant to the instructions given below to transfer any Company Shares from the name of the registered Company Shareholder thereof if the Arrangement is not completed.

As of the completion of the acquisition by Exchangeco of the Company Shares following the Effective Time, the undersigned will cease to be a holder of Company Shares and to have any rights as a holder of Company Shares other than the right to receive the Consideration in accordance with the Plan of Arrangement upon delivery of this Letter of Transmittal and Election Form together with the certificate(s), if any, representing such Company Shares and all other required documentation to the Depositary. The undersigned acknowledges and agrees that under no circumstance will interest accrue or be paid on the Consideration which the undersigned is entitled to receive under the Arrangement.

The undersigned acknowledges and understands that the Plan of Arrangement provides that any certificate which immediately prior to the Effective Time represented Company Shares that were transferred pursuant to the Plan of Arrangement and not duly surrendered, with all other required instruments, on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature against theScore, Penn National, Exchangeco or any of their respective affiliates. On such date, all Consideration to which such former Company Shareholder was ultimately entitled shall be deemed to have been surrendered for no consideration to Penn National or Exchangeco, as applicable, by the Depository and the Penn Shares or Exchangeable Shares forming part of the Consideration shall be deemed to be cancelled. Therefore, all registered Company Shareholders, whether or not they are able to elect to receive, and whether or not they wish to elect to receive, Exchangeable Shares in the Arrangement, should properly complete and execute this Letter of Transmittal and Election Form and return it, together with the certificate(s), if any, representing their Company Shares and all other required documentation, to the Depositary.

In addition, a registered Company Shareholder who does not properly complete and execute this Letter of Transmittal and Election and deposit it, together with the certificate(s) representing his, her or its Company Shares, if any, and all other required documentation, with the Depositary will not be recorded on the register of holders of Penn Shares, or Exchangeable Shares, as applicable, nor will they be entitled to vote with respect to any Penn Shares or receive any dividend or other distribution declared or made after the Effective Time with respect to Penn Shares or Exchangeable Shares with a record date after the Effective Time unless and until he, she or it does so. Subject to applicable Law and to the withholding provisions of the Plan of Arrangement, at the time of such compliance, there shall, in addition to the delivery of Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Penn Shares or Exchangeable Shares.

Penn National, Exchangeco, Callco, theScore, the Depositary and any other Person that has any withholding obligation with respect to any amount paid or deemed to be paid under the Plan of Arrangement shall be entitled to deduct and withhold, or direct Penn National, Exchangeco, Callco, theScore or the Depositary to deduct and withhold on their behalf, from any consideration paid, deemed paid or otherwise deliverable to any Person under the Plan of Arrangement, such amounts as are required to be deducted or withheld with respect to such payment or deemed payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986, as amended, or any provision of any other tax law in accordance with the withholding provisions of the Plan of Arrangement.

The undersigned, by using this Letter of Transmittal and Election Form, is deemed to have required that any contract evidencing the Arrangement, as well as all documents related thereto, be exclusively in the English language. Le soussigné, en utilisant cette lettre d’envoi et formulaire de choix, est considéré avoir exigé que tout contrat démontrant l’Arrangement, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en anglais.

PLEASE CAREFULLY READ THE CIRCULAR AND THE INSTRUCTIONS SET OUT BELOW BEFORE COMPLETING THIS LETTER OF TRANSMITTAL AND ELECTION FORM.

Step 1 – DESCRIPTION OF COMPANY SHARES DEPOSITED

All Registered Company Shareholders must complete this Step 1.

Provide the following information with respect to the Company Shares deposited hereunder:

DESCRIPTION OF CERTIFICATES DEPOSITED
Name(s) and Address(es) of Registered Holder(s)	Certificate Number(s), if available / Direct Registration System (DRS) Holder Account Number	Number and Class of Company Shares Deposited

Total Number of Each Class of Company Shares Deposited

Notes:

(1)	If the space above is insufficient to list all certificates for the deposited Company Shares, please attach a separate schedule to this Letter of Transmittal and Election Form as outlined in Instruction 3.

(2)	The total of the number of Company Shares listed in the table above must equal the total number of Company Shares represented by certificate(s) enclosed with this Letter of Transmittal and Election Form and/or Direct Registration System advice(s) that are registered in the name of the applicable Company Shareholder.

BOX A

TO BE COMPLETED BY ALL COMPANY SHAREHOLDERS BY SELECTING ONE BOX BELOW
(See Instruction 11)

Indicate whether or not you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder.

☐  The person signing this Letter of Transmittal and Election Form represents that he/she/it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐  The person signing this Form is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A “U.S. Shareholder” is any holder of Company Shares that is a U.S. Person for Tax Purposes as described in Instruction 11.

If you are a U.S. Shareholder then in order to avoid possible U.S. backup withholding, you must complete the Form W-9 included herein, as provided in Instruction 11.

If you are not a U.S. Shareholder then in order to avoid possible U.S. backup withholding, you must complete the appropriate Form W-8, which can be obtained at www.irs.gov. See Instruction 11.

BOX B
CURRENCY OF PAYMENT

☐   The undersigned wishes to receive payment of the cash component of the Consideration (and any cash payable in lieu of fractional Penn Shares or Exchangeable Shares, as applicable) (less applicable tax withholdings) in Canadian dollars based on the exchange rate available to an affiliate of the Depositary that is acting as Exchangeco’s appointed foreign exchange agent on the date the funds are converted. The undersigned acknowledges and agrees that any risks associated with currency exchange rates of the United States or Canada, including risks relating to change in rates, the timing of exchange or the selection of a rate for exchange, and all costs incurred with the currency conversion are for the undersigned’s sole account and will be at the undersigned’s sole risk and expense. The foreign exchange agent may earn commercially reasonable spread between the exchange rate used to convert payment amounts and the rate used by any counterparty from which it may purchase any elected currency. (Check box if applicable).

A Company Shareholder who does not check the box above prior to the Election Deadline will receive payment of the cash component of the Consideration (and any cash payable in lieu of fractional Penn Shares or Exchangeable Shares, as applicable) (less applicable tax withholdings) in U.S. dollars.

Step 2 — AUTHORIZATION

All Registered Company Shareholders must complete this Step 2.

The undersigned hereby deposits the certificate(s) representing the Company Shares described above under Step 1 to be dealt with, upon completion of the Arrangement, in accordance with this Letter of Transmittal and Election Form.

SHAREHOLDERS SIGNATURE(S)

This box must be signed by the registered holder of the Company Shares deposited hereunder exactly as his, her or its name(s) appear(s) on the certificate(s) representing such Company Shares. See Instruction 4. If this box is signed by a trustee, executor, administrator, guardian, attorney-in- fact, agent, officer of a corporation or any other person acting in a fiduciary or representative capacity, please provide the information described in Instruction 4.

Name of Shareholder (please print)

Signature of Shareholder or Authorized Signatory (see Instruction 4)

Name and Capacity of Authorized Representative or Attorney (if applicable)

Telephone (business hours)

Date

Unless the undersigned has completed Step 4, 5 or 6 below, the undersigned, by signing above, requests that:

(1)	written evidence of the book entry issuance of, or certificate(s) representing, the Penn Shares or Exchangeable Shares, as applicable; and

(2)	a cheque representing the cash component of the Consideration (and any cash payable in lieu of fractional Penn Shares or Exchangeable Shares, as applicable) that the undersigned is entitled to receive as the Consideration in exchange for the Company Shares deposited hereunder (less any applicable withholding taxes), be delivered by first class mail to the undersigned at the address of the undersigned as shown on the register of Company Shareholders maintained by the transfer agent for the Company Shares.

Step 3 — ELIGIBLE HOLDERS

Only Eligible Holders may elect to receive Exchangeable Shares. Only Eligible Holders who wish to receive Exchangeable Shares are required to complete this Step 3.

If you are an Eligible Holder and you do not complete this Step 3 prior to the Election Deadline, you will be deemed to have made an election to receive the share component of the Consideration in the form of Penn Shares.

The Consideration the undersigned is entitled to receive will depend on whether or not the undersigned is an Eligible Holder. Company Shareholders who are Eligible Holders (other than Company Shareholders who have properly exercised Dissent Rights), and who have properly completed, duly executed and delivered this Letter of Transmittal and Election Form together with the certificate(s) representing such Company Shares, if any, and all other required documentation to the Depositary, and who have validly elected to receive Exchangeable Shares, in each case, prior to the Election Deadline will be entitled to receive, upon completion of the Arrangement, consideration for the Company Shares that includes Exchangeable Shares instead of Penn Shares.

“Eligible Holder” means a Company Shareholder that is: (a) a resident of Canada for purposes of the Income Tax Act (Canada) and not exempt from tax under Part I of the Income Tax Act (Canada), or (b) a partnership, any member of which is a resident of Canada for purposes of the Income Tax Act (Canada) and not exempt from tax under Part I of the Income Tax Act (Canada);

If the undersigned is an Eligible Holder and wishes to receive Consideration that includes Exchangeable Shares for the Company Shares deposited hereunder, the undersigned must complete the information in Box C below:

BOX C

☐   The undersigned is an Eligible Holder that wishes to receive 0.2398 of an Exchangeable Share and US$17.00 in cash in exchange for the following number of Company Shares of each class deposited hereunder: _______________ Class A Shares; and _______________ Special Voting Shares.

An Eligible Holder that selects the foregoing option will receive the balance of the Consideration, if any, to which such Eligible Holder is otherwise entitled with respect to the Company Shares of each class deposited hereunder in the form of 0.2398 of a Penn Share and US$17.00 in cash for each such Company Share.

☐   The undersigned wishes to make a tax election pursuant to subsection 85(1) or subsection 85(2), as applicable, of the Income Tax Act (Canada) (and the corresponding provisions of any applicable provincial tax legislation) (as applicable, a “Joint Tax Election”) with Exchangeco in respect of the above-listed Company Shares deposited hereunder.

If the undersigned is an Eligible Holder and has checked each of the boxes above:

☐   The undersigned requests that a tax election package be sent to the undersigned by mail at the address specified herein.

A tax election package will be mailed following the Election Deadline to such Eligible Holder that selects the foregoing option.

An Eligible Holder that does not select the foregoing option will be able to obtain a tax election package to make a Joint Tax Election at Penn National’s website, being accessible at https://pennnationalgaming.gcs-web.com/investor-overview. The tax election package will provide instructions on how to make a Joint Tax Election with Exchangeco for Canadian income tax purposes in respect of the transfer of their Company Shares to Exchangeco pursuant to the Arrangement. Only Eligible Holders may elect to receive Exchangeable Shares as the share component of the Consideration and make a Joint Tax election with Exchangeco.

By completing the information in the above box, the undersigned:

(a)	represents and warrants that the undersigned is, and will be at the Effective Time, an Eligible Holder;

(b)	acknowledges that a full or partial Canadian tax deferral is only available to the extent that the undersigned receives Exchangeable Shares as part of the Consideration and validly makes a Joint Tax Election with Exchangeco as described under the heading “Certain Canadian Federal Income Tax Considerations” in the Circular;

(c)	acknowledges and understands that a Company Shareholder who wishes to make a Joint Tax Election must send two signed copies of the necessary prescribed election forms at the address specified in the tax election package within 60 days following the Effective Date, duly completed with: (i) the required information concerning such holder, (ii) the details of the number of Company Shares deposited; and (iii) the applicable elected amounts for the purposes of such elections; and

(d)	acknowledges and understands that none of Penn National, Exchangeco or theScore will be responsible for the proper or accurate completion of any Joint Tax Election form or for checking or verifying the content of any Joint Tax Election form and, except for Exchangeco’s obligation to return duly completed Joint Tax Election forms (which are received within 60 days after the Effective Date) within 60 days after the receipt thereof, none of Penn National, Exchangeco or the theScore will be responsible for any taxes, interest or penalties resulting from the failure by an Eligible Holder to properly and accurately complete or file the necessary Joint Tax Election forms in the form, manner and within the time prescribed by the Income Tax Act (Canada) (or any applicable provincial legislation).

The undersigned further acknowledges and understands that:

(e)	the Canadian tax consequences of receiving or holding Exchangeable Shares may differ significantly from the Canadian tax consequences of receiving or holding Penn Shares, depending upon the particular circumstances of an Eligible Holder. Careful consideration should be given by Eligible Holders to the tax consequences in determining whether or not an election should be made to receive Exchangeable Shares in connection with the Arrangement. Eligible Holders should consult their financial and tax advisors prior to making an election as to the consideration they wish to receive pursuant to the Arrangement; and

(f)	where an Eligible Holder and Exchangeco make a Joint Tax Election, such holder may nonetheless realize a capital gain on the disposition of such holder’s Company Shares in certain circumstances. Eligible Holders wishing to make a Joint Tax Election should consult their own tax advisors.

Step 4 – HOLD FOR PICK-UP

☐	Check here if the cheque(s) and/or or written evidence of book entry issuance (or share certificate(s)) the undersigned is entitled to receive upon completion of the Arrangement are to be held for pick-up at the office of the Depositary at 100 University Ave, 8th Floor, Toronto, Ontario, M5J 2Y1.

Step 5- PAYMENT BY WIRE

☐	Check here if the cash to be delivered hereunder is to be delivered by wire transfer (if checked, complete Box D below).

BOX D

*PLEASE NOTE THAT THERE IS A $100 BANKING FEE ON WIRE PAYMENTS. ALTERNATIVELY, CHEQUE PAYMENTS ARE ISSUED AT NO ADDITIONAL COST.

*IF WIRE DETAILS ARE INCORRECT OR INCOMPLETE, COMPUTERSHARE WILL ATTEMPT TO CONTACT YOU AND CORRECT THE ISSUE. HOWEVER, IF WE CANNOT CORRECT THE ISSUE PROMPTLY, A CHEQUE WILL BE AUTOMATICALLY ISSUED AND MAILED TO THE ADDRESS ON RECORD. NO FEES WILL BE CHARGED.

Please provide email address and phone number in the event that we need to contact you for corrective measures:

EMAIL ADDRESS: ____________________________________________________ PHONE NUMBER: __________________________

**Beneficiary Name(s) that appears on the account at your financial institution – this MUST be the same name and address that your shares are registered to

**Beneficiary Address (Note: PO Boxes will not be accepted)          **City                        **Province/State     **Postal Code/Zip Code

**Beneficiary Bank/Financial Institution

**Bank Address                                                                                **City                           **Province/State     **Postal Code/Zip Code

PLEASE ONLY COMPLETE THE APPLICABLE BOXES BELOW, AS PROVIDED BY YOUR FINANCIAL INSTITUTION. YOU ARE NOT REQUIRED TO COMPLETE ALL BOXES.

**Bank Account No                                               Bank No. & Transit No. (Canadian Banks)           ABA/Routing No. (US Banks)

SWIFT or BIC Code                                                   IBAN Number                                                                    Sort Code (GBP)

(11 characters – if you only have eight, put ‘XXX’ for the last three)

Additional Notes and special routing instructions:

** Mandatory fields

Step 6 – SPECIAL DELIVERY INSTRUCTIONS

A Company Shareholder must complete this step only if it wishes to have the cheque(s) and/or or written evidence of book entry issuance (or share certificate(s)) the undersigned is entitled to receive upon completion of the Arrangement delivered to an address other than the address of the undersigned as shown on the register of Company Shareholders maintained by the transfer agent for the Company Shares.

SPECIAL DELIVERY INSTRUCTIONS See Instruction 5	☐

Mail cheque(s) and/or written evidence of book entry issuance (or share certificate(s)) to

Name: ________________________________________

Address: ______________________________________

_____________________________________________

_____________________________________________

If special delivery instructions have been selected, please proceed to Step 7.

Step 7 – SIGNATURE GUARANTEE

GUARANTEE OF SIGNATURE(S) (If required under Instructions 4, 5 or 6)

Signature:______________________________________________

Name of Firm: ___________________________________________

Address: ______________________________________________

______________________________________________________

Telephone: _____________________________________________

Dated: _________________________________________________

(stamp)

INSTRUCTIONS

1.	Use of Letter of Transmittal and Election Form

This Letter of Transmittal and Election Form is for use by registered holders of Company Shares only. A properly completed and duly executed Letter of Transmittal and Election Form in the appropriate form (or a manually signed facsimile thereof) must be received by the Depositary, along with certificates representing the applicable Company Shares, if any, and all other documents required by the Depositary, at the appropriate address specified on the back page of this Letter of Transmittal and Election Form, in order to facilitate prompt delivery of the Consideration the applicable Company Shareholder is entitled to receive.

In order for an Eligible Holder who wishes to receive Exchangeable Shares as the share component of the Consideration under the Arrangement to make a valid election, this Letter of Transmittal and Election Form (or manually signed facsimile thereof), together with the accompanying certificate(s) representing Company Shares, if any, and all other required documentation, must be received by the Depositary at the appropriate address specified on the back page of this Letter of Transmittal and Election Form prior to the Election Deadline. The Election Deadline is 5:00 p.m. (Toronto time) on the date of the Meeting. If the Depositary does not receive this Letter of Transmittal and Election Form properly completed and duly executed, together with your Company Share certificate(s), if any, and all other required documentation prior to the Election Deadline, you will be deemed to have made a Deemed Election to receive Penn Shares. See “Summary – Letter of Transmittal and Election Form” in the Circular.

If you are a non-registered Company Shareholder, meaning your Company Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee, you should contact that nominee for instructions and assistance in delivering your Company Shares as soon as possible.

The Plan of Arrangement provides that any certificate which immediately prior to the Effective Time represented Company Shares that were transferred pursuant to the Plan of Arrangement and not duly surrendered, with all other required instruments, on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature against theScore, Penn National, Exchangeco or any of their respective affiliates. On such date, all Consideration to which such former Company Shareholder was ultimately entitled shall be deemed to have been surrendered for no consideration to Penn National or Exchangeco, as applicable, by the Depository and the Penn Shares or Exchangeable Shares forming part of the Consideration shall be deemed to be cancelled.

All elections and deposits made under this Letter of Transmittal and Election Form are irrevocable except that all Letter of Transmittal and Election Forms will be automatically revoked if the Depositary is notified in writing by Penn National, Exchangeco and theScore that the Arrangement Agreement has been terminated.

2.	Delivery of Letter of Transmittal and Election Form and Certificates

The method used to deliver this Letter of Transmittal and Election Form and the certificate(s) representing the Company Shares deposited hereunder, if any, is at the option and risk of the person depositing such materials and all other required documentation and delivery will be deemed to be effective only when such documents are actually received by the Depositary. theScore, Penn National and Exchangeco recommend that these documents be delivered by hand to the Depositary at the address specified on the back page of this Letter of Transmittal and Election Form and a receipt obtained; otherwise, the use of registered mail, properly insured, with return receipt requested is recommended.

3.	Insufficient Space

If the space provided in Step 1 of this Letter of Transmittal and Election Form is insufficient to list all certificates for the deposited Company Shares, the required information with respect to each of the Company Shares deposited hereunder should be attached as a separate schedule to this Letter of Transmittal and Election Form, which separate schedule must be signed by the Company Shareholder.

4.	Signatures on Letter of Transmittal and Election Form, Powers and Endorsements

This Letter of Transmittal and Election Form must be completed and signed by the registered holder of the Company Shares deposited hereunder or by such holder’s duly authorized representative (at Step 2 of this Letter of Transmittal and Election Form).

(a)	If this Letter of Transmittal and Election Form is signed by the registered holder(s) of the Company Shares deposited hereunder, the signature(s) must correspond with the name(s) of the registered holder(s) as written on the face of the certificate(s) without any change whatsoever. If any of the Company Shares deposited hereunder are held of record by two or more joint owners, all the owners must sign this Letter of Transmittal and Election Form. If any deposited Company Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit a separate Letter of Transmittal and Election Form for each different registration. If this Letter of Transmittal and Election Form is signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or any other person acting in a fiduciary or representative capacity, those persons should so indicate below the signature on the line marked “Name and Capacity of Authorized Representative or Attorney” when signing, and evidence satisfactory to the Depositary of such person’s authority to act should be submitted. The Depositary, at their discretion, may require additional evidence of appointment or authority or additional documentation.

(b)	If this Letter of Transmittal and Election Form is signed by a person other than the registered holder(s) of the Company Shares deposited hereunder:

(i)	the certificate(s) representing such Company Shares must be endorsed or accompanied by appropriate share transfer or share transfer powers; and

(ii)	the signature(s) on such share transfer or stock transfer power must correspond with the name(s) of the registered holder(s) as written on the face of such certificate(s) without any change whatsoever and must be guaranteed as noted in Instruction 6.

(c)	No alternative, conditional or contingent deposits will be accepted.

5.	Special Delivery Instructions

If the cheque(s) and/or or written evidence of book entry issuance (or share certificate(s)) the undersigned is entitled to receive upon completion of the Arrangement are to be sent to an address other than the address of the undersigned as shown on the register of Company Shareholders maintained by the transfer agent for the Company Shares, Step 7 should be completed. If special delivery instructions are provided at Step 7, the undersigned’s signature should be guaranteed as noted in Instruction 6.

6.	Guarantee of Signatures

If (a) the Letter of Transmittal and Election Form is signed by a person other than the registered holder(s) of the Company Shares deposited hereunder or (b) the undersigned has provided special delivery instructions to the Depositary pursuant to Step 7, such signature must be guaranteed by an Eligible Institution or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Securities Transfer Association of Canada (STAC), a member of the Stock Exchange Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the Investment Industry Regulatory Organization of Canada (IIROC), members of the Financial Industry Regulatory Authority in the United States (FINRA) or banks or trust companies in the United States. The guarantor must affix a stamp bearing the actual words “Signature Guarantee”. Signature guarantees are not accepted from treasury branches, credit unions or caisses populaires unless they are members of one of the above-mentioned Medallion Programs.

7.	Lost Certificates

In the event a certificate evidencing one or more outstanding Company Shares has been lost, stolen or destroyed, this Letter of Transmittal and Election Form should be completed as fully as possible and forwarded, together with a letter describing such loss, theft or destruction, to the Depositary. The Depositary will respond with the replacement instructions and requirements in order for the Company Shareholder to receive his, her or its entitlements (which may include an indemnity bonding requirement). If a Company Shareholder wishes to make an election in respect of the Consideration to be received in exchange for the Company Shares deposited hereunder, the foregoing action must be taken sufficiently in advance of the Election Deadline in order for such holder to obtain a replacement certificate in sufficient time to permit the Company Shares represented by the replacement certificate to be deposited under the Arrangement prior to the Election Deadline.

8.	Requests for Assistance and Additional Copies

Questions and requests for assistance may be directed to the Depositary and additional copies of this Letter of Transmittal and Election Form may be obtained under theScore’s profile on SEDAR at www.sedar.com or, without charge, on request from the Depositary at the telephone number or address specified on the back page of this Letter of Transmittal and Election Form. Company Shareholders may also contact their broker, investment dealer, bank, trust company or other nominee for assistance.

9.	Defects or Irregularities in the Declaration and/or Deposit

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of Company Shares deposited pursuant to the Arrangement will be determined by theScore, Penn National and Exchangeco in their sole discretion. Company Shareholders agree that such determination shall be final and binding. theScore, Penn National and Exchangeco reserve the right, if they so determine, to waive any defect or irregularity contained in any Letter of Transmittal and Election Form received by the Depositary. There shall be no duty or obligation of theScore, Penn National or Exchangeco to give notice of any defects or irregularities of any deposit and no liability shall be incurred by any of them for failure to give any such notice.

10.	Questions

If a Company Shareholder has any questions about the information contained in this Letter of Transmittal and Election Form or requires assistance in completing this Letter of Transmittal and Election Form, please contact the Depositary at:

Telephone: 1-800-564-6253

Email: corporateactions@computershare.com

You may also direct inquiries to theScore’s proxy solicitation agent, Kingsdale Advisors, by telephone at 1-888-302-5677 toll-free in North America or at 416-867-2272 for collect calls outside of North America or by email at contactus@kingsdaleadvisors.com.

11.	Backup Withholding

To prevent backup withholding on any payment made to a Company Shareholder (or person acting on behalf of a Company Shareholder) with respect to Company Shares pursuant to the Arrangement, you are required, if you are a U.S. Person for Tax Purposes (as defined below), to notify us of your current U.S. taxpayer identification number, “TIN,” (or the TIN of the person on whose behalf you are acting) and certify, under penalties of perjury, that such TIN is correct, that you are not subject to backup withholding and that you are a U.S. Person for Tax Purposes, by properly and timely completing and executing the Internal Revenue Service (“IRS”) Form W-9 (which is provided below) as described more fully below. The TIN is generally the U.S. Social Security number or the U.S. federal employer identification number of the U.S. Person for Tax Purposes. The U.S. Person for Tax Purposes is required to furnish the TIN of the registered owner of the Company Shares. The instructions on page 5 of the IRS Form W-9 explain the proper certification to use if the Company Shares are registered in more than one name or are not registered in the name of the actual owner. If you are a Company Shareholder that is not a U.S. Person for Tax Purposes, you may be subject to backup withholding on payments received pursuant to the Arrangement unless you furnish the appropriate, properly and timely completed and executed IRS Form W-8, which may be obtained at the IRS website (www.irs.gov).

Backup withholding is not an additional tax. Amounts withheld are creditable against the Company Shareholder’s regular U.S. federal income tax liability, if any, and any amount over-withheld generally will be refundable to the Company Shareholder, in each case, if the Company Shareholder properly files a U.S. federal income tax return in a timely manner. Company Shareholders are urged to consult their tax advisors regarding compliance with the backup withholding rules.

You are a “U.S. Person for Tax Purposes” if you are, for U.S. federal income tax purposes: (1) an individual who is a U.S. citizen or a U.S. resident alien; (2) a partnership, corporation, company, or association created or organized in the United States or under the laws of the United States (or any state thereof, including the District of Columbia); (3) an estate whose income is subject to U.S. federal income tax regardless of its source, or (4) a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust (or certain other electing trusts).

Certain U.S. Persons for Tax Purposes (including certain corporations) are exempt from backup withholding and reporting requirements. Such exempt holders should indicate their exempt status by entering in the correct “Exempt payee code” on line 4 in IRS Form W-9. See the instructions beginning on page 1 of the IRS Form W-9 for additional instructions. Each Company Shareholder is urged to consult his or her own tax advisor to determine whether, in connection with the Arrangement, such holder is exempt from backup withholding and information reporting.

Failure to provide the required information on the IRS Form W-9 or to provide an IRS Form W-8, as applicable, may subject the Company Shareholder to penalties imposed by the IRS and backup withholding of all or a portion of any payment received pursuant to the Arrangement. Serious penalties may be imposed for providing false information which, if wilfully done, may result in fines and/or imprisonment.

Please note that the foregoing certifications do not exempt any holder from any compensation-related or other withholding that may be required. Payments made pursuant to the Arrangement that are treated as wages will be subject to all applicable wage withholding, regardless of whether an IRS Form W-9 or applicable IRS Form W-8 is provided.

Taxes withheld from the consideration paid pursuant to the Arrangement will be treated for all purposes as having been paid to the persons with respect to whom such amounts were withheld.

ANY COMPANY SHAREHOLDER WHO IS A U.S. PERSON FOR TAX PURPOSES AND WHO FAILS TO PROPERLY COMPLETE THE IRS FORM W-9 SET OUT IN THIS FORM, AND ANY COMPANY SHAREHOLDER WHO IS NOT A U.S. PERSON FOR TAX PURPOSES AND WHO FAILS TO PROPERLY COMPLETE THE APPROPRIATE IRS FORM W-8, MAY BE SUBJECT TO BACKUP WITHHOLDING AT THE APPLICABLE STATUTORY RATE (CURRENTLY 24%) WITH RESPECT TO ALL OR A PORTION OF PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE ARRANGEMENT AND MAY BE SUBJECT TO PENALTIES.

12.	Governing Law

The Letter of Transmittal and Election Form will be construed in accordance with and be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

Form **W-9**
(Rev. October 2018)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

▶ Go to *www.irs.gov/FormW9* for instructions and the latest information.

Give Form to the requester. Do not send to the IRS.

Print or type.
See **Specific Instructions** on page 3.

1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.

2 Business name/disregarded entity name, if different from above

3 Check appropriate box for federal tax classification of the person whose name is entered on line 1. Check only **one** of the following seven boxes.

☐ Individual/sole proprietor or single-member LLC ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate

☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=Partnership) ▶ ________

Note: Check the appropriate box in the line above for the tax classification of the single-member owner. Do not check LLC if the LLC is classified as a single-member LLC that is disregarded from the owner unless the owner of the LLC is another LLC that is **not** disregarded from the owner for U.S. federal tax purposes. Otherwise, a single-member LLC that is disregarded from the owner should check the appropriate box for the tax classification of its owner.

☐ Other (see instructions) ▶

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):

Exempt payee code (if any) ________

Exemption from FATCA reporting code (if any) ________

(Applies to accounts maintained outside the U.S.)

5 Address (number, street, and apt. or suite no.) See instructions.

Requester's name and address (optional)

6 City, state, and ZIP code

7 List account number(s) here (optional)

Part I **Taxpayer Identification Number (TIN)**

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN,* later.

Note: If the account is in more than one name, see the instructions for line 1. Also see *What Name and Number To Give the Requester* for guidelines on whose number to enter.

Social security number

☐☐☐ – ☐☐ – ☐☐☐☐

or

Employer identification number

☐☐ – ☐☐☐☐☐☐☐

Part II **Certification**

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later.

Sign Here **Signature of U.S. person ▶** **Date ▶**

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to *www.irs.gov/FormW9.*

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following.

- Form 1099-INT (interest earned or paid)
- Form 1099-DIV (dividends, including those from stocks or mutual funds)
- Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)
- Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)
- Form 1099-S (proceeds from real estate transactions)
- Form 1099-K (merchant card and third party network transactions)
- Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)
- Form 1099-C (canceled debt)
- Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, *later.*

Cat. No. 10231X Form **W-9** (Rev. 10-2018)

Form W-9 (Rev. 10-2018)Page 2By signing the filled-out form, you: 1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued), 2. Certify that you are not subject to backup withholding, or 3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income, and 4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See What is FATCA reporting, later, for further information. Note: If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9. Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are: • An individual who is a U.S. citizen or U.S. resident alien; • A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States; • An estate (other than a foreign estate); or • A domestic trust (as defined in Regulations section 301.7701-7). Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners’ share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income. In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States. • In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity; • In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and • In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust. Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Pub. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities). Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes. If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items. 1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien. 2. The treaty article addressing the income. 3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions. 4. The type and amount of income that qualifies for the exemption from tax. 5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption. If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233. Backup Withholding What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 24% of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding. You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return. Payments you receive will be subject to backup withholding if: 1. You do not furnish your TIN to the requester, 2. You do not certify your TIN when required (see the instructions for Part II for details), 3. The IRS tells the requester that you furnished an incorrect TIN, 4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or 5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only). Certain payees and payments are exempt from backup withholding. See Exempt payee code, later, and the separate Instructions for the Requester of Form W-9 for more information. Also see Special rules for partnerships, earlier. What is FATCA Reporting? The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See Exemption from FATCA reporting code, later, and the Instructions for the Requester of Form W-9 for more information. Updating Your Information You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies. Penalties Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect. Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Form W-9 (Rev. 10-2018)Page 3Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment. Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties. Specific Instructions Line 1 You must enter one of the following on this line; do not leave this line blank. The name should match the name on your tax return. If this Form W-9 is for a joint account (other than an account maintained by a foreign financial institution (FFI)), list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9. If you are providing Form W-9 to an FFI to document a joint account, each holder of the account that is a U.S. person must provide a Form W-9. a. Individual. Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name. Note: ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application.IF the entity/person on line 1 is a(n) . . . • Corporation • Individual • Sole proprietorship, or • Single-member limited liability company (LLC) owned by an individual and disregarded for U.S. federal tax purposes. • LLC treated as a partnership for U.S. federal tax purposes, • LLC that has filed Form 8832 or 2553 to be taxed as a corporation, or • LLC that is disregarded as an entity separate from its owner but the owner is another LLC that is not disregarded for U.S. federal tax purposes. • Partnership • Trust/estate Line 4, ExemptionsTHEN check the box for . . .Corporation Individual/sole proprietor or single- member LLCLimited liability company and enter the appropriate tax classification. (P= Partnership; C= C corporation; or S= S corporation)Partnership Trust/estateb. Sole proprietor or single-member LLC. Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or “doing business as” (DBA) name on line 2. c. Partnership, LLC that is not a single-member LLC, C corporation, or S corporation. Enter the entity's name as shown on the entity's tax return on line 1 and any business, trade, or DBA name on line 2. d. Other entities. Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2. e. Disregarded entity. For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a “disregarded entity.” See Regulations section 301.7701-2(c)(2)(iii). Enter the owner's name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on line 2, “Business name/disregarded entity name.” If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN. Line 2 If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2. Line 3 Check the appropriate box on line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box on line 3.If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space on line 4 any code(s) that may apply to you. Exempt payee code. • Generally, individuals (including sole proprietors) are not exempt from backup withholding. • Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends. • Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions. • Corporations are not exempt from backup withholding with respect to attorneys’ fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC. The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4. 1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2) 2—The United States or any of its agencies or instrumentalities 3—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities 4—A foreign government or any of its political subdivisions, agencies, or instrumentalities 5—A corporation 6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession 7—A futures commission merchant registered with the Commodity Futures Trading Commission 8—A real estate investment trust 9—An entity registered at all times during the tax year under the Investment Company Act of 1940 10—A common trust fund operated by a bank under section 584(a) 11—A financial institution 12—A middleman known in the investment community as a nominee or custodian 13—A trust exempt from tax under section 664 or described in section 4947

Form W-9 (Rev. 10-2018)Page 4The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13. IF the payment is for . . . THEN the payment is exempt for . . . Interest and dividend payments All exempt payees except for 7 Broker transactions Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.M—A tax exempt trust under a section 403(b) plan or section 457(g) plan Note: You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed. Line 5 Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. If this address differs from the one the requester already has on file, write NEW at the top. If a new address is provided, there is still a chance the old address will be used until the payor changes your address in their records. Line 6 Enter your city, state, and ZIP code.Barter exchange transactions and patronage dividends Payments over $600 required to be reported and direct sales over $5,000¹ Payments made in settlement of payment card or third party network transactionsExempt payees 1 through 4Generally, exempt payees 1 through 5²Exempt payees 1 through 4Part I. Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below. If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN.¹ See Form 1099-MISC, Miscellaneous Income, and its instructions. ² However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency. Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with “Not Applicable” (or any similar indication) written or printed on the line for a FATCA exemption code. A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37) B—The United States or any of its agencies or instrumentalities C—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i) E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i) F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state G—A real estate investment trust H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940 I—A common trust fund as defined in section 584(a) J—A bank as defined in section 581 K—A broker L—A trust exempt from tax under section 664 or described in section 4947(a)(1)If you are a single-member LLC that is disregarded as an entity separate from its owner, enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN. Note: See What Name and Number To Give the Requester, later, for further clarification of name and TIN combinations. How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at www.SSA.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/Businesses and clicking on Employer Identification Number (EIN) under Starting a Business. Go to www.irs.gov/Forms to view, download, or print Form W-7 and/or Form SS-4. Or, you can go to www.irs.gov/OrderForms to place an order and have Form W-7 and/or SS-4 mailed to you within 10 business days. If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester. Note: Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon. Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8. Part II. Certification To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, 4, or 5 below indicates otherwise. For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see Exempt payee code, earlier. Signature requirements. Complete the certification as indicated in items 1 through 5 below.

Form W-9 (Rev. 10-2018) Page **5**

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), ABLE accounts (under section 529A), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:
1. Individual	The individual
2. Two or more individuals (joint account) other than an account maintained by an FFI	The actual owner of the account or, if combined funds, the first individual on the account[1]
3. Two or more U.S. persons (joint account maintained by an FFI)	Each holder of the account
4. Custodial account of a minor (Uniform Gift to Minors Act)	The minor[2]
5. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee[1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner[1]
6. Sole proprietorship or disregarded entity owned by an individual	The owner[3]
7. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulations section 1.671-4(b)(2)(i)(A))	The grantor*

For this type of account:	Give name and EIN of:
8. Disregarded entity not owned by an individual	The owner
9. A valid trust, estate, or pension trust	Legal entity[4]
10. Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
11. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
12. Partnership or multi-member LLC	The partnership
13. A broker or registered nominee	The broker or nominee
14. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
15. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulations section 1.671-4(b)(2)(i)(B))	The trust

[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

[2] Circle the minor's name and furnish the minor's SSN.

[3] You must show your individual name and you may also enter your business or DBA name on the "Business name/disregarded entity" name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4] List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see *Special rules for partnerships*, earlier.

***Note:** The grantor also must provide a Form W-9 to trustee of trust.

Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records From Identity Theft

Identity theft occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

- Protect your SSN,
- Ensure your employer is protecting your SSN, and
- Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Pub. 5027, Identity Theft Information for Taxpayers.

Victims of identity theft who are experiencing economic harm or a systemic problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

Form W-9 (Rev. 10-2018)Page 6The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts. If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at spam@uce.gov or report them at www.ftc.gov/complaint. You can contact the FTC at www.ftc.gov/idtheft or 877-IDTHEFT (877-438-4338). If you have been the victim of identity theft, see www.IdentityTheft.gov and Pub. 5027. Visit www.irs.gov/IdentityTheft to learn more about identity theft and how to reduce your risk.Privacy Act Notice Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

The Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

For mail:

P.O. Box 7021
31 Adelaide St. E.
Toronto, ON M5H 3H2
Attn: Corporate Actions

For hand delivery/courier/registered mail:

100 University Avenue
8th Floor
Toronto, ON M5J 2Y1
Attn: Corporate Actions

Inquiries

Telephone: 1-800-564-6253
Email: corporateactions@computershare.com